May 7, 2019

Kimberly S. Greene
Chief Executive Officer
Southern Company Gas
Ten Peachtree Place, N.E.
Atlanta, Georgia 30309

       Re: Southern Company Gas
           Registration Statement on Form S-3
           Filed May 3, 2019
           File No. 333-231185

Dear Ms. Greene:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Danilo P. Castelli at (202)551-6521 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products
cc:    Paul Davis Fancher